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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

AUSTINS STEAKS & SALOON, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE (Title of Class of Securities)
052482205 (CUSIP Number)

Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800	Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211 Telephone: 601-981-1130	Charles W. Mantooth 147 Walden Court Danville, VA 24541 Telephone: 434-792-4000	G. Thomas Cliett 933 Mashie Lane Rocky Mount, NC 27804 Telephone: 252-446-9750

(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)

Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

August 30, 2002 (Date of Event Which Requires Filing of This Statement)

If any filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☒.

CUSIP No. 052482205	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titus W. Greene

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 2,000,000*

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 2,000,000*

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%

14.	TYPE OF REPORTING PERSON IN

*
Of these 2,000,000 shares, 1,434,500 shares are held in the name of Titus Greene & Co. Ltd. Partnership (the "Partnership"), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

CUSIP No. 052482205	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G. Thomas Cliett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 416,036

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 416,036

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,036

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Mantooth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 335,000

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 335,000

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Hontzas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 125,152

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 125,152

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,152

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON IN

        This Amendment No. 2 ("Amendment") amends and supplements the original Statement on Schedule 13D filed jointly on July 25, 2002, as amended by Amendment No. 1 filed jointly on August 7, 2002 (the "Original Schedule 13D"), by Titus W. Greene ("Mr. Greene"), Thomas M. Hontzas ("Mr. Hontzas"), G. Thomas Cliett ("Mr. Cliett") and Charles W. Mantooth ("Mr. Mantooth" and together with Messrs. Greene, Hontzas and Cliett, the "Reporting Persons") to report the beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Austins Steaks & Saloon, Inc., a Delaware corporation (the "Issuer"). Collectively, the Reporting Persons beneficially own 2,876,188 shares of Common Stock, representing 23.6% of the outstanding shares of the Issuer.

        The Reporting Persons are filing this Amendment to update certain information with respect to the Reporting Persons' purposes and intentions as reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

        Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person except as follows: Mr. Hontzas is the beneficial owner of 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of 335,000 shares held in street name on his behalf. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person, except that Mr. Hontzas is the beneficial owner of the 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of the 335,000 shares held in street name on his behalf.

        Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.

Item 4.    Purpose of Transaction.

        Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

        On August 30, 2002, the Reporting Persons filed an amended preliminary consent solicitation statement (the "Consent Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation by the Reporting Persons seeking (i) the removal of the following members of the Issuer's Board of Directors: J. Carlson Quarles, Victor F. Foti, J. Alan Cowart, A. Jones Yorke, Ronald G. Stancill and Stanley J. Bozeman, Jr. and any other person elected or appointed to the Issuer's Board of Directors prior to the effective date of the proposals included in the Consent Statement (collectively, the "Removed Directors"), (ii) the election of the following persons to the Issuer's Board of Directors: Thomas M. Hontzas, Charles W. Mantooth, Pat Vezertzis, Jesse M. Harrington, III, Charles H. Wright and Titus W. Greene (the "Nominees"), and (iii) to repeal any amendment to the Issuer's bylaws adopted by the current Board of Directors between July 17, 2002 and the effective date of the proposals. Proposals (i) and (ii) above must both be approved for either of them to be effective. The Consent Statement also indicates that the Nominees expect to replace some or all of the Company's senior management in the event that proposals (i) and (ii) are approved.

        Each of the Reporting Persons and each Nominee that owns common stock of the Issuer has indicated his intent to consent to each proposal contained in the Consent Statement. Since the proposals for which the Reporting Persons are seeking consents have changed, Mr. Cliett withdrew a written consent previously delivered to the Issuer by Mr. Cliett on August 7, 2002 with respect to 362,000 of the 416,036 shares he beneficially owns.

        A copy of the amended preliminary consent solicitation statement filed with the SEC is incorporated herein by reference as Exhibit 99.2(b) hereto. The Reporting Persons may take any other action legally permitted in furtherance of these proposals.

        There is no assurance that the Reporting Persons will be successful in enhancing stockholder value in the event that they are able to replace the Removed Directors with the Nominees. In the event that the Reporting Persons are successful in replacing the Removed Directors with the Nominees, they intend to seek reimbursement from the Issuer of their costs, including legal fees and related expenses.

        The consummation of any transaction could result in a change in control of the Issuer.

        On each of August 8 and 19, 2002, Mr. Cliett sent a letter addressed to the President and Chief Executive Officer, the Chairman of the Board and the Vice President, Chief Financial Officer and Secretary of the Issuer, supplementing his August 7, 2002 letter, notifying them that he was exercising his right under Section 220 of the General Corporation Law of the State of Delaware (the "DGCL") to review and make copies of certain books and records of the Issuer, including the Issuer's stockholder lists. Copies of these letters are attached hereto as Exhibits 99.4(a) and 99.4(b), each of which is incorporated herein by reference.

        By letter dated August 22, 2002, pursuant to Section 211 of the DGCL and Section 2.02 ("Section 2.02") of the Restated Bylaws of the Issuer, the Reporting Persons requested that the President of the Issuer call a special meeting of the stockholders of the Issuer to be held Thursday, October 10, 2002, at the offices of the Issuer in Roanoke, Virginia (the "Special Meeting"). The letter also requested that the Issuer establish September 5, 2002 as the record date for the Special Meeting. As of the date hereof, no such Special Meeting has been called or record date set. A copy of such letter is attached hereto as Exhibit 99.5, which is incorporated herein by reference.

        The Issuer sued the Reporting Persons on August 12, 2002 seeking, among other things, a permanent injunction to stop their solicitation of stockholder consents. After initially granting a temporary restraining order against the Reporting Persons, the court dissolved the temporary restraining order and rejected the Issuer's request for a preliminary injunction on August 16, 2002. The Issuer is continuing to spend stockholder money to pursue this litigation. In addition to the Issuer's suit, the President and Chief Executive Officer, Mr. Victor F. Foti, has sued Mr. Greene personally over conversations Mr. Greene had with another stockholder. The Reporting Persons will continue to fight this litigation and may, where appropriate, initiate their own litigation against the Company, its Board of Directors (individually and collectively) and its senior management, including a derivative action on behalf of stockholders.

        Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

        The following documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.1*	Joint Filing Agreement dated July 24, 2002 among and between the Reporting Persons.
99.2(a)**	Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, as filed with the Securities and Exchange Commission.
99.2(b)***	Amendment No. 1 to Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 30, 2002, as filed with the Securities and Exchange Commission.
99.3****	Letter from G. Thomas Cliett, dated August 7, 2002, regarding the demand for inspection of certain books and records of the Issuer, including the stockholders list.
99.4(a)	Supplemental letter from G. Thomas Cliett, dated August 8, 2002, regarding the demand for inspection of certain books and records of the Issuer. (filed herewith)
99.4(b)	Supplemental letter from G. Thomas Cliett, dated August 19, 2002, regarding the demand for inspection of certain books and records of the Issuer. (filed herewith)
99.5
Letter from the Reporting Persons, dated August 22, 2002, regarding the demand for a special meeting of stockholders and revocation of G. Thomas Cliett's written consent executed on August 5, 2002. (filed herewith)

*	Previously filed as Exhibit 99.1 to the Original Schedule 13D filed July 25, 2002.
**	Previously filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed on August 7, 2002. Incorporated herein by reference to Amendment No. 1 to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, filed with the Securities and Exchange Commission on August 6, 2002.
***	Incorporated herein by reference to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 30, 2002, filed with the Securities and Exchange Commission on August 30, 2002.
****	Previously filed as Exhibit 99.3 to the Amendment No. 1 to the Schedule 13D filed August 7, 2002.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2002	/s/ Titus W. Greene Titus W. Greene
Date: September 4, 2002	/s/ G. Thomas Cliett G. Thomas Cliett
Date: September 4, 2002	/s/ Charles W. Mantooth Charles W. Mantooth
Date: September 4, 2002	/s/ Thomas M. Hontzas Thomas M. Hontzas

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1*	Joint Filing Agreement dated July 24, 2002 among and between the Reporting Persons.
99.2(a)**	Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, as filed with the Securities and Exchange Commission.
99.2(b)***	Amendment No. 1 to Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 30, 2002, as filed with the Securities and Exchange Commission.
99.3****	Letter from G. Thomas Cliett, dated August 7, 2002, regarding the demand for inspection of certain books and records of the Issuer, including the stockholders list.
99.4(a)	Supplemental letter from G. Thomas Cliett, dated August 8, 2002, regarding the demand for inspection of certain books and records of the Issuer. (filed herewith)
99.4(b)	Supplemental letter from G. Thomas Cliett, dated August 19, 2002, regarding the demand for inspection of certain books and records of the Issuer. (filed herewith)
99.5
Letter from the Reporting Persons, dated August 22, 2002, regarding the demand for a special meeting of stockholders and revocation of G. Thomas Cliett's written consent executed on August 5, 2002. (filed herewith)

*	Previously filed as Exhibit 99.1 to the Original Schedule 13D filed July 25, 2002.
**	Previously filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed on August 7, 2002. Incorporated herein by reference to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, filed with the Securities and Exchange Commission on August 6, 2002.
***	Incorporated herein by reference to Amendment No. 1 to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 30, 2002, filed with the Securities and Exchange Commission on August 30, 2002.
****	Previously filed as Exhibit 99.3 to the Amendment No. 1 to the Schedule 13D filed August 7, 2002.

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  Item 4. Purpose of Transaction.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
EXHIBIT INDEX